April 8, 2010

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:           Comment Letters dated November 23, 2009 and February 1, 2010
Form 10-K for the Fiscal Year Ended June 30, 2009,
    Filed October 13, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009,
    Filed November 17, 2009
Form 8-K, Filed August 22, 2008
Form 8-K (As amended), Filed October 8, 2008
File No. 333-44315

Dear Mr. Owings,
On behalf of the above-referenced registrant, Rotate Black, Inc., enclosed herewith are the following documents:
1. Formal response to SEC comment letters referenced above.
2. A pre-filing draft copy of Form 10-K/A for the fiscal year ended June 30, 2009.

Should you or the other members of the staff have questions regarding the registrant’s responses or other comments, you should contact the undersigned at the registrant’s principal executive offices listed above or at (231) 347-0777. Alternatively, you may contact the Company’s counsel, James R. Stern, at (312) 332-6405 x236.

Very truly yours, Rotate Black, Inc.

By:	/s/
John Paulsen
Principal Financial Officer

ROTATE BLACK, INC.
932 SPRING STREET
PETOSKY, MICHIGAN 49770

VIA EDGAR CORRESPONDENCE

April 8, 2010

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:           Comment Letters dated November 23, 2009 and February 1, 2010
Form 10-K for the Fiscal Year Ended June 30, 2009,
    Filed October 13, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009,
    Filed November 17, 2009
Form 8-K, Filed August 22, 2008
Form 8-K (As amended), Filed October 8, 2008
File No. 333-44315

Dear Mr. Owings

The above-referenced registrant, Rotate Black, Inc., is in receipt of your letters, dated November 23, 2009 and February 1, 2010, addressed to Mr. John Paulsen, Principal Financial Officer of the registrant. Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings. Set forth below are the registrant’s responses to such comments. To aid in your review, each of the registrant’s responses follows a copy of the subject comment.

The undersigned has drafted revised disclosures based on your comments and has attached a draft of these revised disclosures for your pre-filing review in the attached draft of the Forms 10-K/A. The Form 10-Q/A will be revised and submitted upon resolving these Form 10-K issues and filing an amended Form 10-K

The undersigned notes that a number of your comments request revisions to  Form 10-Q, as of Sepember 30,  2009, and certain Forms 8-K . Upon resolution the comments on and amending the Form  10-K, as of June 30, 2009, we will then consider a course of action for these and any other filings the registrant files with the Securities and Exchange Commission.

The registrant believes the most efficient means of responding to the Commission’s comments is to re-file the 2009 Form 10-K, following the Commission’s satisfaction of its pre-filing review, and then consider a course of action, if necessary, with respect to the registrant’s subsequent Forms 10-Q.

Comments on November 23, 2009 Letter

Cover Page

1.	Please tell us why you believe you are eligible to be quoted on the Over-the-Counter Bulletin Board. In this regard, we note that you have no securities registered under Section 12(g) or 12(b) of the

Exchange Act and you are not required to file periodic reports pursuant to Section 13 or 15(d) of the Exchange Act, which is a requirement for purposes of quotation.

We believe we are eligible to be quoted on the Over-the-Counter Bulletin Board because we are the successor to BevSystems International, Inc, as a result of their merger into us, with us as the survivor, under a plan of reorganization, effective August 15, 2008, as approved by the United States Bankruptcy Court in Tampa, Florida. Therefore, we believe we have shares registered under Section 12(g) or 12(b) of the Exchange Act and you are required to file periodic reports pursuant to Section 13 or 15(d) of the Exchange Act, which is a requirement for purposes of quotation.

Item 1 Business, page 1

2.
Please revise your business summary to clearly disclose the status of your business and expand your disclosure to more specifically describe your operations and how your derive revenues from those operations.  For example, please discuss if you will derive revenues based on a percentage of each casino's revenues or if you will derive revenues in some other fashion, such as a flat rate fee.  Also, if material to your business operations, please discuss your ownership of the intangible assets of Life O2 Oxygenated Water and your intentions with respect to these assets.

We have revised our business summary to more clearly disclose the status of our business for of the above items.

3.
Clarify whether your acquisition of the "interests in three gaming facilities" differs from the agreements you have entered into with respect to Rotate Black, LLC "for the acquisition of three of its business units."  If these transactions are referring to the same facilities/units, please clarify.

We have revised our discussion in Business, under Acquisitions, to state these are other than those  acquired from RBL

4.
Please provide support for your statement that "(t) through its team's experience, the Company has created a proprietary process of developing and managing casino resort properties for maximum profitability."  In particular, please explain what is proprietary about your process.  We note a similar statement on page 12 under Management's Analysis of Business.

We have deleted this language and revised accordingly.

(c)    Financial Position and Future Financing Needs - Going Concern, page 2

5.
We note that your auditor's Report of Independent Registered Public Accounting Firm located on page F-2 indicates that there is a substantial doubt about your ability to continue as a going concern.  Please discuss your auditor's going concern opinion in this section and in your Risk Factors and Management's Discussion and Analysis sections.

We have revised our discussion to better explain our auditors’ going concern.

6.
We note your indication that you have total current liabilities of $2,034,580 and your financial statements indicate that you have a note payable.  Please elaborate upon your liabilities here and how you intend to fund these obligations.

We have revised our discussion to better explain our liabilities.

Item 5: Market For Registrant's Common Equity and Related Stockholder….page 10

Recent Sales of Unregistered Securities, page 11

7.
On pages F-5 and F-12 of your Financial Statements you list numerous securities issuances. To the extent that any of these issuances consisted of unregistered securities, please provide in this section the disclosures required under Item 701 of Regulation S-K with respect to each transaction.

We have revised our disclosures to include section the disclosures required under Item 701 of Regulation S-K with respect to each transaction.

Item 7:  Management's Discussion and Analysis of Financial Condition…page 11

Management's Analysis of Business, page 12

Overview, page 12

8.
We note that you have only been in operation since August 15, 2008 and since that time it does not appear that you have managed or developed any casinos. You also acknowledge on page 2 that you "have limited history in the casino and gaming business".  Therefore, please tell us the basis for your statement that you have experience in managing and developing casinos and experience in turning around such facilities.

We have revised our discussion accordingly.

Gaming, page 12

9.
On page 12 you state that in October 2008 you entered into certain agreements with Rotate Black, LLC for the acquisition of three of its business units.  As part of the agreement you acquired land, unbilled development advances and contract rights in exchange for 40,440,900 shares of your common stock.  Please advise if the 40,440,900 shares were ever used as collateral or are still being used as collateral for any loan.  If the stock was posted as collateral, but is no longer posted as collateral, please indicate when and how the shares were released.

We have revised our discussion accordingly to include a discussion as to the temporary use of RBL shares.

10.	Please provide greater detail regarding the status of your Seneca Catskill Mountains Resort and Casino project including its current stage of development.

We have added a sentence referencing the discussion of the current status in Item 1., Business, page 1 for a discussion of the current activities of Gaming.

11.
Please provide greater detail regarding the status of the Rotate Black India Pvt LTD joint venture including the current stage of any acquisition.  You state in your financial footnotes that you have identified potential properties for acquisition, but you do not anticipate any acquisition until new Indian gaming laws are solidified.  Please state when you expect the Indian gaming laws to be solidified and what you mean by "solidified".

We have revised our discussion to include the uncertainty of the Indian gaming laws and the status.

12.	Please explain how you intend to develop and manage a $1.3 billion casino when you have only $15,453 in cash on hand as of June 30, 2009.

We have added to our discussion of Gaming’s operations to address this comment.

"Dayton", page 13

13.
We note your statement that the asset purchase agreement has been cancelled with respect to the Dayton project.  However, your discussion on page 1 seems to indicate that the agreement still exists.  Please revise or advise.  Also, please disclose why and when the agreement was cancelled and please describe the material affects to your operations from the cancellation of this agreement and if the 5,480,900 shares you issued as consideration for this agreement were rescinded.

We have revised our discussion as to the status of Dayton. We have disclosed in Item 1., Business and in the Notes to the consolidated financial statements the development project, a contract to purchase land, the subsequent cancellation of such agreement, the reasons and current status.

We expect to continue seeking another location for the Dayton casino.

The shares issues to RBL for the ongoing development project were not rescinded and the project is expected to be continued. Only the contact to purchase land was cancelled.

Results of Operations, page 13

14.
While a period to period discussion of your results of operations may not be possible because you had no operations before August 15, 2008, please discuss your results of operations from August 15, 2008 to June 30, 2009, especially with a view to providing a comparative discussion of your expenses.  Also, your Consolidated Statement of Operations found on page F-4 indicates that you have no revenues.  Please disclose this fact in the section and generally discuss what steps you are taking or did take in 2009 to earn revenues.

We have revised our discussion accordingly.

Liquidity and Capital Resources, page 14

15.
Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  If a material deficiency is identified, indicate the course of action that you are taking or propose to take to remedy the deficiency,  Also, identify and separately describe internal and external sources of liquidity including any commitments from your current shareholders to loan funds to you and the expected terms of those loans.

We have revised our discussion accordingly.

We have no commitments from current shareholders to loan funds to us.

16.
Please describe your material commitments for capital expenditures as of the end of the latest fiscal period, if any, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill those commitments.  In this regard, we presume that you will incur costs associated with your development of each of the casinos you plan to construct; please discuss these costs and how you intend to finance them.

We have revised our discussion to include our commitments

Item 8: Financial Statements and Supplementary Data, page 15

17.       Please either expressly state in this section that you are incorporating your financial statements by reference into the report or include the financial statements before the signatures.

We have revised the reference for the incorporation of our financial statements.

Item 9A:  Disclosure Controls and Procedures, page 15

Evaluation of Disclosure Controls and Procedures, page 15

18.
You state that your disclosure controls and procedures were not effective as of the end of the period covered by the report.  In your Form 10-Q for the fiscal quarter ended September 30, 2009 you again say your disclosure controls and procedures were not effective and you identify several issues with your internal controls and procedures that makes your disclosure controls and procedures ineffective.  Please confirm that the reasons you identified in your Form 10-Q were the same reasons why your disclosures controls and procedures and internal controls over financial reporting were ineffective as of June 30, 2009.  Otherwise, please explain why your disclosure controls and procedures were not effective as of June 30, 2009.  Also, please explain what steps you plan to take or have taken since June 30, 2009 to make your disclosure controls and procedures effective and internal controls over financial reporting effective.

We have revised our discussion to include these comments.

The deficiencies identified in the Form 10-Q were the same deficiencies causing our disclosure controls and procedures and internal controls over financial reporting to be ineffective as of June 30, 2009.

Code of Ethics, page 17

19.	We note that you have adopted a code of ethics that applies to officer, directors or advisory persons. Please file a copy of your code of ethics with your Form 10-K.

We are filing our Code of Ethics with our amended Form 10-K.

Item 11:  Executive Compensation, page 18

Summary Compensation Table, page 18

20.
Please provide a narrative disclosure to your summary compensation table to describe any material factors necessary to an understanding of the information disclosed in the table.  In this regard, please discuss why Mr. Paulsen and Mr. Cooper each received their stock awards and how the amount of their stock awards were determined.  Please refer to Item 402(0) of Regulation S-K.

We have added a narrative explanation for these stock awards.

Compensation of Directors, page 19

21.
Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in this section.  For example, please describe any standard compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance); and (ii) whether any director has a different compensation arrangement, identifying that director and describing the terms of that arrangement.  In this regard, we note that Dr. William N. Thompson received a payment of $4,560 while no other director received a payment.  Please see Item 402(r) (3) of Regulation S-K.

We have revised our disclosures for compensation of directors.

Security Ownership of Certain Beneficial Owners…page 19

22.
Please tell us how you arrived at the amount of shares held by Rotate Black, LLC. Considering your disclosure elsewhere states that you agreed to issue 40,440,900 shares to Rotate Black, LLC and the amount you disclose here amounts to less than that, please tell us what this amount constitutes.

The amount of shares held by Rotate Black, LLC used in the table for Security Ownership is from the transfer agent's shareholder list report as of September 4, 2009. Although Rotate Black, LLC received more than 40,440,900 shares of common stock for the acquisitions and 9,000,000 shares from the bankruptcy, RBL in turn transfered shares to others in repayment of loans or for other business transactions.

Item 13 Certain Relationships and Related Transactions and Director…page 20

23.
On page 20 under Item 13 "Certain Relationships and Related Transactions…" you state that at June 30, 2009 there was no compensation owed Mr. Paulsen or Mr. Cooper. Please clarify if you had any related party transactions as defined in Item 404 of Regulation S-K during your fiscal year ended June 30, 2009.  In this regard, we note that your consolidated balance sheet identifies a stockholder loan of $1,675,932.  Please tell us if this is a related party transaction as defined in Item 404 of Regulation S-K and if so, please disclose in this section the information required under Item 404 of Regulation S-K regarding this loan.

We have revised our disclosures for compensation.

24.	Please also discuss any transactions you have entered into with Rotate Black, LLC.

We have revised our disclosures and added all transactions with Rotate Black, LLC.

Item 15:  Exhibits and Financial Statement Schedules, page 21

25.
Please review your exhibit index and file, as appropriate, all exhibits required under Item 601 of Regulation S-K.  For example, please file or incorporate by reference your Articles of Incorporation and Bylaws.  Also, please file any material contracts that fit within the scope of Item 601(b)(10) of Regulation S-K or advise us why you are not required to do so. In this regard, we note that Gaming entered into a management agreement on June 14, 2008 with the Nation for an exclusive right and obligation to manage, operate and maintain the gaming facility to be developed in Sullivan County, New York and you subsequently acquired this agreement.  We also note that Gaming entered into a "Development Agreement" with the Seneca Nation of Indians to provide managerial expertise and financial resources to the Nation.

We have attached the appropriate exhibits and revised the index.

Exhibit 31 - Section 302 Certifications

26.
The certification required by Exchange Act Rule 13a-14(a) that you filed as an exhibit to your Form 10-K for the period ending June 30, 2009 varies from the language of Item 601(b) (31) of Regulation S-K.  For example, your title states in part "Rotate Black, Inc. Year Ended June 30, 2009 Certificate of the Chief Executive…" rather than "Certificate" as set forth in Item 601(b) (31).  Also, you use the word "annual" before the word report in paragraphs two and three.  You also make various revisions to the wording in paragraphs 4 and 5 and omit the words in the parenthetical in paragraph 4(d).  Please revise your certification so that it tracks the language set forth in Item 601(b) (31).  Please ensure that any changes you make to paragraphs four and five are consistent with the guidance we have given relating to certifications being provided by one officer who serves as the sole certifying officer.  See Sarbanes-Oxley Act of 2002 - Frequently Asked Questions located at our website under the Division of Corporation Finance's Compliance and Disclosure Interpretations.

We have revised the certifications.

Exhibit 32 - Section 906 Certification

27.
We note that your Section 906 certification filed as Exhibit 32 to your Form 10-K for the fiscal year ended June 30, 2009 refers in the body of the certification to the Form 10-K for the fiscal year ended June 30, 2007.  Please revise the certification so that it refers to the correct report and re-file the certification.

We have revised the certification.

Signatures, page 22

28.
Pursuant to General Instruction D (2) to Form 10-K, your annual report is required to be signed by your controller or principal accounting officer. Please revise to identify the person who services in this capacity or performs similar functions.  If an officer serves in this capacity and signed the Form 10-K but was not identified as a controller or principal accounting officer, please confirm that you will identify him or her as such in future filings. If your controller or principal accounting officer did not sign the Form 10-K, please file an amendment to your Form 10-K to include this signature.

We have corrected the language for the signature in the amended Form 10-K.

Consolidated Financial Statements, page F-3

Consolidated Statement of Operations, page F-4

29.
Please tell us the nature of your stock based compensation of $766,500.  Please discuss the form of your stock based compensation, who it was issued to and why.  In this regard, we note that Mr. Paulsen and Mr. Cooper only received a total of $342,000 in stock awards in 2009.

We have added Note 13 to the consolidated financial statements for our stock base compensation.

Notes to Consolidated Financial Statements, page F-7

6.  Contract Rights, page F-11

30.
We note your disclosure regarding Gaming's October 2007 acquisition of land in exchange for $556,000, payable as $288,000 in cash and the issuance of a note in the amount of $268,000, payable on August 15, 2009. However, we note that the note was paid in full through the issuance of 660,000 shares of common stock to the note holder. Please file a copy of the agreement whereby the loan was paid in full by the issuance to the note holder of 660,000 shares of common stock.

We have attached the agreement as an exhibit and revised the index.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 2, Management's Discussion and Analysis of Financial Condition…, page 14

31.
We note your statement on page 15 under Liquidity and Capital Resources that upon the funding of the facilities financing with CRT Capital, the deferred development cost will be invoiced and we will recognize  our deferred revenue.  Please tell us what facilities you are financing and the terms of your agreement with CRT Capital.  If you have entered into a financing agreement with CRT Capital, please file a copy of the agreement with your next periodic report and confirm to us that you will do so.

We will revise on the amended Form 10-Q and attach a copy of our agreement with CRT Capital as an exhibit.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 17

32.
We note your disclosure regarding unregistered sales of securities in July, August and September 2009.  Please provide us the section of the Securities Act or rule of the Commission which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.  As a related matter, we note that it does not appear that you have filed a Form D to reflect this transaction.

The securities were issued pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933

Exhibit 31 - Section 302 Certifications

33.
We note that you included the title of the certifying individual in the introductory sentence to each certification.  In future filings, your certifications should track the language provided in Item 601(b) (31) of Regulation S-K exactly.  Please confirm your understanding in this regard.  Also, please confirm that the inclusion of the certifying individual's title was not meant to limit the liability of the certifying individual.

We will revise the certifying signatures the certifications in the Form 10-Q and all future filings.

Comments on February 1, 2010 Letter

Form 10-K for Fiscal Year Ended June 30, 2009

Critical Accounting Policies and Estimates, page 15

1.
You state that your most critical accounting policy relates to the valuation of your intangible assets, and we note that intangible assets consisting of the license of patents, pending patents, trade secrets, know-how and other intangible assets of Life O2 and contract rights under the development and management agreements acquired from RBL are material to your financial position.  As such, please provide a discussion and analysis of the material implications and uncertainties associated with the methods, assumptions and estimates underlying your measurements. Your disclosures should provide information for investors to assess the probability of a future impairment charge including (i) a description of the methods and key assumptions used and how the assumptions were determined, (ii) a discussion of the degree of uncertainty associated with the key assumptions and (iii) a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.  Refer to Item 303 of Regulation SK and the Commissions Guidance

Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960, available on our web site at hht://www.sec.gov.

We have revised or discussion of critical accounting policies for intangible assets.

Consolidated Financial Statements, page F-1

Balance Sheet, page F-3

2.
We note the amount reported for contract rights represents the amount of intangible assets acquired pursuant to the plan of reorganization disclosed in Note 1 and that the amount reported for intangible assets represents the contract rights disclosed in Note 5.  Please revise as appropriate.

The line items for contract rights and intangible assets were typed incorrectly and they have been corrected.

Notes to Consolidated Financial Statements, F-7

1. Organization and Operations, page F-7

3.
Please tell us how you accounted for the costs of the bankruptcy paid by Rotate Black, LLC and the basis in GAAP for your accounting treatment. Specifically address whether these costs were recognized as part of the cost of the intangible assets acquired and as a contribution to capital. Refer to SAB Topic 5:T.

We have accounted for the costs of the bankruptcy paid for by RBL on our behalf as expenses of the acquisition in a business combination using the purchase method of accounting. These costs were recognized as part of the cost of the intangible assets and as contributed capital. Our intent was to acquire the bankrupt entity and its assets as our operating company. Therefore, we included all the costs of the acquisition, including the costs of the bankruptcy, and allocated the purchase price to the only identifiable asset, the intangible assets.

The operating entity’s equity was reorganized in the bankruptcy by cancelling all outstanding shares and issuing all new shares in accordance with the bankruptcy plan.

We have referred to  SAB Topic 5:T, but do not believe it is applicable to our transaction. SAB 5:T refers to the settlement of litigation which was not accrued by issuing stockholder shares and charge to expense. In that situation, an expense has occurred. In our case no expense occurred and our stockholder received shares upon the reorganization, which were valued at the amount of stockholders’ advances prior to the plan. Further, in the SAB 5:T’s discussion, it makes reference to FASB Statement 123R, which is based on stock-based compensation. There was no compensation.

We have revised the amount of the purchase price and our discussion in Note 1.

4.	Please disclose the aggregate amount of acquisition costs included in the cost of intangible assets acquired pursuant to the plan of reorganization.

We have revised the amount of the purchase price and our discussion referring to intangible assets acquired pursuant to the plan of reorganization in Note 1.

5.            We note that your acquisitions of Gaming, Dayton and India were accounted for as transfers of net assets between entities under common control, and that the assets and liabilities transferred were recognized at their carrying amounts.  It appears that you should (i) report results of operations, financial position and other information as though the assets and liabilities had been transferred at the beginning of the period and (ii) restate your financial statements and other financial information for prior periods to furnish comparative information.  Refer to paragraphs D16 and D17 of SFAS 141, superseded by paragraphs D12 and D13 of SFAS 141(R) or FASB ASC 805-50-45-5.  Please revise your financial statements or tell us why you believe the referenced guidance is not applicable to your facts and circumstances.  In addition, please revise management's discussion and analysis of financial condition and results of operations to comply with the Item 303 of Regulation S-K as applicable.

We have not included the operations from July 1, 2008 (the beginning of the fiscal year) through the date of the acquisition of Gaming, Dayton and India as the operations for such period were insignificant. As to Gaming, we acquired four specific assets, net of their related liabilities. As to Dayton, we only acquired development rights, and as to India, we only acquired an investment in a joint venture. We did not acquire or assume any other operations of RBL. All these assets were either capitalized costs or previously purchased assets, net of liabilities.

Other operations of RBL or their previous operations were not significant or relevant to our operations.

2.  Summary of Significant Accounting Policies, page F-8

6.	Please discuss the fair value loan payable to stockholder and the method and significant assumptions used to estimate fair value. Refer to paragraph 10 of SFAS 10 (FASB 825-10-50-10).

We have revised our discussion to include how the fair value of the loan payable to stockholder and the significant assumptions to estimate fair value in our accounting policies.

3. Going Concern, page F-10

7.	Please disclose management's plans to resolve the doubts about your ability to continue in existence. Refer to Section 607.02 of Codification of Financial Reporting Policies.

We have revised our discussion as to how we plan to meet our financial obligations and until we commence profitable operations in Note 3.

5. Intangible Assets, page F-10

8.
For intangible assets subject to amortization, please disclose the gross carrying amount and accumulated amortization, in total and by major asset class for each year, the aggregate amortization expense for each of the five succeeding fiscal years.  Refer to paragraph 45.a of SFAS 142 (FASB ASC 350-30-50-2).  In addition, tell us whether intangible assets have finite useful lives or indefinite useful lives and the facts and circumstances considered in your determination.  Further, if intangible assets are subject to amortization, tell us the life assigned to each of the assets and provide your analysis of the factors you considered in determining the useful lives.

Intangible assets are not currently being amortized as the Company has not placed them into service yet. When production of products under the patents, etc begins, the Company will commence amortization.

We have revised our discussion as to amortization in our policies.

9.
We note that the existing Life O2 license and trademark bottling agreement has been cancelled and you are currently arranging another similar license and bottling arrangement. Please tell us whether you tested the intangible assets acquired from BevSystems for recoverability or impairment and why you believe the intangible asset is not impaired at the most recent balance sheet date.

We are still in the evaluation period as how develop these assets, but management does not believe there has been a loss in value.

We have revised our discussion to include management’s determination of recoverability.

6. Contract Rights, page F-11

10.
Please tell us how the contracts rights initially arose and the consideration paid by Rotate Black LLC to acquire the rights.  Please also tell us whether the contract rights have finite useful lives or indefinite useful lives and the facts and circumstances in your determination.  In addition, please tell us whether you tested the assets for recoverability in accordance with SFAS 144 or impairment in accordance with SFAS 142 and when you performed the most recent test.  If you tested the assets for impairment in accordance with SFAS 144, tell us how you determined your estimates of future cash flows and the key assumptions used in developing the estimates.  If you tested the assets for impairment in accordance with SFAS 142, tell us how you determined the fair value of the assets.  Finally, if the assets are subject to amortization, tell us the life assigned to the assets and provide your analysis of the factors you considered in determining the useful lives.

Contract rights initially arose from the from the costs incurred by RBL prior to our acquisition of these rights and were recorded by us upon the acquisition at the carrying value of RBL. In addition, we capitalized additional costs we incurred since the acquisition. The initial consideration was the issuance of shares of common stock to RBL. The will have a definitive life based on agreement periods, which will commence when the contracts are effective.

We have revised our discussions as to contract rights in Notes 1 and 6.

Development Agreement, page F-11

11.
We note that you will receive a 2.5% development fee for services rendered under the terms of the development agreement and that unbilled development advances including interest and developer fees have been deferred. Please disclose your revenue recognition policies with respect to interest and development fees in the summary of significant accounting policies on page F-8.  Please also disclose the terms of the development agreement regarding billing, interest and payments.  In addition, please disclose whether unbilled amounts include claims or similar items subject to uncertainty concerning their determination or ultimate realization and the nature and status of the items comprising such amount.

We are currently developing our revenue recognition policy and it will be in place prior to the date we will be required to recognizing revenue. As disclosed in our accounting policies, our policy, as of June 30, 2008, is to capitalized costs incurred to date, which will upon commencement of the development Agreement, and deferred the 2.5% development fee.

As of June 30, 2008, there are no claims or similar items subject to uncertainty concerning their determination or ultimate realization included in Development advances.

We have revised our discussion as to our accounting policies.

7. Investment in Joint Venture, page F-12

12.  We note that India is inactive, which may be an indication that a loss in value has occurred.  Please tell us whether you evaluated your investment to determine whether a loss in value has occurred that is other than temporary.  In addition, tell us the facts and circumstances that support a conclusion that an other than temporary loss in value has not occurred.  Refer to paragraph 18.h of APB 18 (FASB ASC 323-10-35-31 and 32).

We have evaluated India and, as of June 30, 2009, have determined there was no loss in value. As of the date we filed the Form 10-K, our management was in the early stage of evaluating these operations in India, but did not believe there was a loss in value.

We have revised our discussion as to our accounting policies.

8. Lease, page F-12

13. Please disclose your lease accounting policies in the summary of significant accounting policies on page F-8.

We have revised our discussion as to our accounting policies.

12.Common Stock, page F-12

14.  Please tell us how you account for common stock issued in exchange for consulting and legal services and why your accounting policy complies with the guidance in EITF 96-18 (FASB ACS 505-50-30).  Please also tell us the amount of stock-based consulting and legal fees charged to operations and how the costs are classified in your statements of operations and cash flows.

We have revised our discussions as to our accounting policies and common stock disclosures.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

15.  It appears that you should have adopted SFAS 160, which is effective for fiscal years beginning on or after December 15, 2008.  Please revise your financial statements or tell us why you believe you have complied with the requirements of SFAS 160 (FASB ASC 810-10-65).

We note your comment and will revised our financial statements under SFAS 160 upon our filing of an amended Form 10-Q/A after our resolution of the Form 10-K comments and filing of such Form 10/A .

Notes to Consolidated Financial Statements, page F-7

6. Contract Rights, page 9
Development Agreement, page 9

16.
We note your disclosure that you could be liable for certain market loss on the shares of common stock issued to settle the note payable previously issued to acquire land. As such, it appears that the instrument contains an embedded feature that is not indexed to your stock. Please tell us the terms that provide for a potential adjustment to the number of shares or price, and how you are accounting for the embedded feature. In doing so, explain why your accounting treatment complies with SFAS 133 (FASB ASC 815) and EITF 07-5 (FASB 815-40-15).

We note your comment and will consider revisions if  necessary or why we do not agree upon in our filing of our Form 10-Q/A after our resolution of the Form 10-K comments and filing of such Form 10/A .

Form 8-K Filed August 22, 2008

17. Please tell us the number and caption of the application item of Form 8-K pursuant to which this report is filed, and why the report complies with the application number.

7.13.2,  Emerging from bankruptcy.

Form 8-K Filed October 8, 2008

We note that you did not file financial statements of Rotate Black Gaming, Inc., Rotate Black Dayton and Rotate Black India Pvt LTD for the two most recent fiscal years and interim period. We also note that you did not provide proforma statements of operations for the latest fiscal year and interim period. Please tell us why you are not required to file the financial statements required by Rule 8-04 of Regulation of S-X and the pro forma information by Rule 8-05 of regulation S-X.

As of the date of these acquisitions, there were limited operations reflected in the statements of operations for the two most recent fiscal years and interim period. These were acquisitions of development assets and substantially all assets were capitalized. We determined that there were no meaningful disclosures in these financial statements for the two most recent fiscal years and interim period or the pro forma information for operations. We did include a proforma balance sheet.

As requested in your November 5th letter, the registrant acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant believes that the responses set forth above adequately address all of the comments set forth in your letters of November 23, 2009 and February 1, 2010, as relate to the Form 10-K. However, should you or the other members of the staff have questions regarding the registrant’s responses or other comments; you should contact the undersigned at the registrant’s principal executive offices listed above or at (231) 347-0777.

Very truly yours, Rotate Black, Inc.

By:	/s/ John Paulsen
John Paulsen
Principal Financial Officer